Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Seventeenth Meeting of the Fourth Session of the Board of Directors of China Life Insurance Company Limited

The seventeenth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 28, 2014 at the Conference Room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated October 10, 2014. Out of the Company’s eleven directors, ten directors attended the Meeting in person, including Yang Mingsheng, chairman and executive director of the Company; Lin Dairen, Su Hengxuan and Miao Ping, executive directors of the Company; Zhang Xiangxian and Wang Sidong, non-executive directors of the Company; and Bruce D. Moore, Anthony Francis Neoh, Chang Tso Tung, Stephen and Huang Yiping, independent non-executive directors of the Company. Miao Jianmin, non-executive director of the Company, was on leave for business and authorized in writing, Zhang Xiangxian, non-executive director of the Company to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chairman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal on the 2014 Third Quarter Report of the Company

Voting result: 11 for, 0 against, with no abstention

2.	Passed the Proposal on Nominating Ms. Wu Xian as the Candidate for the Supervisor of the Thrid Session of Board of Supervisors of China Life Pension Company Limited

Voting result: 11 for, 0 against, with no abstention

3.	Passed the Proposal on Amendments to the Rules of Procedures for Meeting of Presidents (General Manager and Manager)

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

4.	Passed the Proposal on the Signing of the Agreement for Entrusted Investment and Management of Alternative Investment of Insurance Fund between the Company and China Life Investment Holding Company Limited

Affiliated directors, including Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this related party transaction to the Shareholders’ Meeting for approval. Please refer to a separate announcement filed on the same date of this announcement for the details of this transaction.

Voting result: 7 for, 0 against, with no abstention

5.	Passed the Proposal on Convening the Second Extraordinary General Meeting of Shareholders for the Year 2014

Please refer to a separate announcement to be issued by the Company for the details of the Second Extraordinary General Meeting of Shareholders for the Year 2014

Voting result: 11 for, 0 against, with no abstention

6.	Passed the Proposal on the Company’s Investment in Financial Products (including Trust Plans) and Authorization

Voting result: 11 for, 0 against, with no abstention

7.	Passed the Proposal on Approval for Conducting Investment in Preferred Shares

Voting result: 11 for, 0 against, with no abstention

8.	Passed the Proposal on the Affiliated Transaction and relevant matteres regarding investment in “Shangxin – Huarong Assest Collection and Fund Trust Plan”

Affiliated directors, including Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed on the same date of this announcement for the details of this transaction.

Voting result: 6 for, 0 against, with no abstention

9.	Passed the Proposal on the Company’s Plan of Investment in Self-Use Real Estate for 2015

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

October 28, 2014